

FOR IMMEDIATE RELEASE

CONTACT: Bobbie Volman
MMR Information Systems, Inc.
(310) 476-7002, Ext. 2005
bvolman@mmrmail.com

MMR INFORMATION SYSTEMS SHOWS CONTINUED GROWTH FROM SALES OF PERSONAL HEALTH RECORD AND ONLINE STORAGE PRODUCTS

LOS ANGELES, CA (October 12, 2009) - MMR Information Systems, Inc. (OTCBB: MMRF) (the "Company"), which through its wholly-owned operating subsidiary, MyMedicalRecords, Inc. ("MMR") provides consumer-controlled Personal Health Records ("PHRs") (www.mymedicalrecords.com) and electronic safe deposit box storage solutions (www.myesafedepositbox.com), today announced that its unaudited revenue for the nine month period ended September 30, 2009 reflected an increase of 64% from the comparable period in 2008. Further unaudited year-to-date revenues for the nine months ended September 30, 2009 totaled $537,613 compared to $328,306 for the nine months ended September 30, 2008. Revenues for the quarter ended September 30, 2009 increased 36% to $221,239 from $162,098 for the second quarter, 2009. The Company also disclosed that at the end of the third quarter it had cash and credit availability of approximately $2 million.

ñThe Companyôs growth in revenue comes from continued execution of its business plan in the affinity and direct to consumer markets,ò said Robert H. Lorsch, Chairman and Chief Executive Officer of MMR Information Systems, Inc. ñIt does not include any results from MMRPro, which is currently being introduced in Beta and is anticipated to be released commercially in the first quarter of 2010.ò

ñGiven all of the current uncertainty surrounding the debate over health reform and what kind of insurance and treatments will ultimately be available to health consumers, it is more important than ever that people take greater control and are able to make informed decisions about their healthcare. MMR provides a secure, easy-to-use solution for consumers and their doctors to store and access medical records and personal health information, as well as other important documents such as insurance policies, and share them in a timely way to prevent costly medical errors and avoid unnecessary repeat tests,ò Lorsch added.

Consumers are becoming more aware of the importance of having a Personal Health Record as individuals and families are increasingly confronted by larger deductibles, increased premiums and greater out-of-pocket costs. PHRs and computerized medical records promote transparency and enable timely access to medical information that creates efficiencies in the healthcare system to contain costs and improve care.

About MMR Information Systems, Inc.

MMR Information Systems, Inc., through its wholly-owned operating subsidiary, MyMedicalRecords, Inc.(ñMMRò), provides secure and easy-to-use online Personal Health Records (ñPHRsò) and electronic safe deposit box storage solutions, serving consumers, healthcare professionals, employers, insurance companies, unions and professional organizations and affinity groups. MyMedicalRecords enables individuals and families to access their medical records and other important documents, such as birth certificates, passports, insurance policies and wills anytime from anywhere using the Internet. The MyMedicalRecords Personal Health Record is built on proprietary, patent-pending technologies to allow documents, images and voicemail messages to be transmitted and stored in the system using a variety of methods, including fax, phone, or file upload without relying on any specific electronic medical record platform to populate a userôs account. The Companyôs newest offering, MMRPro, is designed to give physicians' offices an easy and cost-effective solution to digitizing paper-

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based medical records and sharing them with patients. MMR is an Independent Software Vendor Partner with Kodak to deliver an integrated turnkey EMR solution for small to mid-size physician practices. MMR clients include AFL-CIO, Alexian Brothers Hospital Network, Coverdell, LegalZoom, The Latino Coalition, MedicAlert, Midwest Research Institute, NRA, Qvisory, XN Financial and others. MMR is also an integrated service provider on Google Health. To learn more about MMR Information Systems, Inc. visit www.mmrinformationsystems.com.

Forward Looking Statements

Statements in this press release that are not strictly historical in nature constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause MMR Information Systems' actual results to be materially different from any results expressed or implied by such forward- looking statements. A description of the risks and uncertainties attendant to MMR Information Systems and the healthcare, Internet and information technology industries and other factors that could affect MMR Information Systems' financial results are discussed in the Company's filings with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements attributable to the Company (or any person acting on the Company's behalf) are qualified by the cautionary statements in this notice. MMR Information Systems is providing this information as of the date of this release and, except as required by law, does not undertake any obligation to update any forward-looking statements contained in this release as a result of new information, future events or otherwise.